SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential BSN Takaful Berhad Launched Today





Date: Tuesday 8 August 2006


PRUDENTIAL BSN TAKAFUL BERHAD LAUNCHED TODAY


Prudential plc (Prudential) and Bank Simpanan Nasional Bhd (BSN) today launched a takaful joint venture, Prudential BSN Takaful Berhad (PBTB) at a ceremony in Kuala Lumpur today. PBTB's shareholders, BSN and Prudential hold 51 per cent and 49 per cent respectively of the joint venture company.


The new joint venture will offer a range of takaful savings, protection and investment products which have been developed with the unique needs of Bumiputra (Muslim Malays), who make up 60% of the population, in mind. PBTB is the first company to launch following Bank Negara's recent issuance of four new takaful licences. A total of nine licences have now been issued. In the past several years, the takaful industry has experienced far higher growth than conventional insurance, making it one of the fastest-growing segments in the local Islamic financial market.


Encik Mohamad Salihuddin Ahmad, CEO of the new joint venture (PBTB) thanked Bank Negara for the opportunity to help develop the very important takaful industry. Salihuddin said:


"From the consumers' perspective, there isn't a better time than now to consider takaful products because more takaful companies means a better choice of innovative and competitively priced products and services.


"PBTB is different from the other players. We will focus on understanding the needs of Malaysian customers and designing products to meet these needs. With many Bumiputra customers under-insured, we believe there is an opportunity to launch new family and general takaful products, including an investment-linked takaful product."


Mr Ng Keng Hooi, Managing Director, Insurance, Prudential Corporation Asia, said:


"Prudential is very pleased to launch the joint venture with BSN, one of Malaysia's best known and most respected financial institutions. With the launch of PBTB, we have a great opportunity to help Malaysia's largely under-insured Bumiputra market lead more financially secure lives.


"The joint venture is very lucky to have two very distinguished parents. Both are well-trusted brand names. Prudential brings to the partnership strong global credentials and substantial experience in insurance - almost 160 years in Europe and over 80 years in Malaysia. BSN is a well known and respected financial institution in the country. PBTB will also benefit from the international product development expertise of Prudential who are leaders in the investment-linked insurance market. In addition, we have critical illness and medical products which we believe will be very attractive to takaful customers. The new joint venture will also leverage Prudential's 7,000 strong agency force and BSN's 387 branches."



Dato' Azim Mohd Zabidi, Chairman of BSN said:


"The launch of PBTB marks another significant milestone for BSN as it reflects the bank's strong commitment towards providing a complete range of shariah-compliant financial solutions, covering Islamic Banking and takaful that is tailor-made to meet the demand of the consumers. We believe the emergence of PBTB in the Islamic financial landscape is timely. It meets the aspiration of the Government to accelerate the penetration of takaful and bring its benefits to the majority of Malaysians in urban as well as rural areas. PBTB will benefit greatly from the strengths of the two parent companies. Both are financially strong companies whose collective strengths are in agency distribution, branch network, product development and branding.

"The bancatakaful will leverage BSN's large branch network and extensive Bumiputra customer base to further extend the company's reach into the takaful market. BSN's well established network of 387 branches nationwide and over 7 million customers offers substantial access to the Bumiputra market."


PBTB head office is located at the Prudential Building in central Kuala Lumpur.


                                      ENDS


Enquiries:

Media                             Investors/Analysts

Jon Bunn        020 7548 3559     James Matthews       020 7548 3561
                                  Valerie Pariente     020 7548 3511



Notes to Editor:


1.    Takaful


Takaful is an Islamic way of providing insurance cover. Conventional insurance cover incorporates economic elements which are deemed haram (forbidden): namely the elements of interest, uncertainty, and gambling. This concept is similar in the banking industry, prompting the introduction of Islamic banking in 1983.


The underlying concept behind takaful is a form of shared fund, formed by contributions (premiums) made by its participants. Payments are then made from the shared fund in the event of death (or other contingencies).


2.    About Bank Simpanan Malaysia


BSN was incorporated on 1st December 1974 under the Ministry of Finance. With its incorporation, BSN has taken over all the duties and responsibilities of the Post Office Savings Bank. BSN's mission is to encourage savings, investments and smart financial management among Malaysians to increase their quality of life. BSN now has more than 5,100 employees, 387 branches and 623 automatic teller machines (ATM) nationwide. BSN has more than 7 million customers spread throughout the length and breadth of the country and with savings of more than RM 7 billion.


It has embarked on a number of key initiatives to catalyse the transformation of the Bank to stay competitive and to be an entity which is able to create sustainable value. BSN is continuously enhancing its services as well as expanding its range of products for the benefit of the customers. BSN's main products include Personal Financing, Home loan, Premium Savings Certificate
(SSP), Islamic Banking Scheme, Giro and Al-Wadiah savings account, BSNMatrix and BSNMatrix-i debit card and VISA and Mastercard credit card. For more information on BSN visit www.bsn.com.my.



3.    About Prudential


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP238 billion in assets under management, as at 30 June 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 8 August, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/   Jon Bunn
                                               Director of Public Relations